Exhibit 99.1

HYDRO ONE INC.

DECLARATION OF THE SOLE SHAREHOLDER — RETURN OF AUTHORITY TO HYDRO ONE BOARD OF DIRECTORS

WHEREAS HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ONTARIO AS REPRESENTED BY THE MINISTER OF ENERGY (the “Shareholder”), as the registered and beneficial owner of all the issued and outstanding shares of Hydro One Inc. (the “Corporation”), makes the following declaration pursuant to subsection 108(3) of the Business Corporations Act (Ontario) (the “Act”) intending the same to be deemed to be a Unanimous Shareholder Agreement within the meaning of the Act.

NOW THEREFORE it is hereby declared that:

1.	As of the date hereof, the unanimous shareholder agreement and shareholder resolution dated April 16, 2015 relating to an Initial Public Offering of the shares of the Corporation are hereby revoked;

2.	As of the date hereof, the unanimous shareholder agreement and shareholder resolution dated December 17, 2014 regarding the Corporation’s obligation to assist with transaction alternatives are hereby revoked; and

3.	This Declaration shall not amend, revoke or affect any other declaration or resolution of the Shareholder in effect on the date hereof.

IN WITNESS WHEREOF the Shareholder has duly executed this Declaration as of July 22nd, 2015.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ONTARIO, AS REPRESENTED BY THE MINISTER OF ENERGY

By:	/s/ Bob Chiarelli
Bob Chiarelli
Minister of Energy